Exhibit 4.1.2

12 March 2004

Mr Steve Targett

74 Riverside One

Hester Road

London , SW11 4AN

United Kingdom

Dear Steve

On behalf of Australia and New Zealand Banking Group Limited (“ANZ”), I am pleased to offer you employment with ANZ.

This letter sets out the terms of your employment should you accept this offer and those conditions be satisfied, and will constitute your employment agreement with ANZ (“employment agreement”).  This employment agreement will replace all existing agreements, arrangements, or understandings between you and ANZ.  (References to ANZ include any corporation related to ANZ under the Corporations Act 2001.)

1                               Position, Reporting Arrangements and Location

Your position is Managing Director, Institutional Financial Services, reporting to the Chief Executive Officer, John McFarlane and to the Chief Operating Officer, Bob Edgar. You will be located at 100 Queen Street, Melbourne, Victoria, Australia.

ANZ may, at its discretion, change your position, reporting arrangements, duties and location on giving you reasonable notice, following consultation with you, and taking into account career considerations and personal circumstances.

2                               Term of Employment Agreement

Your employment pursuant to this employment agreement will commence on a date to be agreed but not later than  1 October 2004.

3                               Remuneration

The details of your remuneration are set out in the Schedule.  The Schedule forms part of this employment agreement.  Your entitlement to remuneration will commence on your first day of work in your new position.

4                               Leave

4.1                     Annual Leave

You will receive 4 weeks’ contracted hours paid annual leave for each completed year of paid service with ANZ.  You are required to take your full annual leave entitlement of 4 weeks over the course of each ANZ financial year (1 October to 30 September), 2 weeks of which must be taken consecutively.  (ANZ policy requires that you are absent for at least 10 consecutive business days per annum.)

At the end of each ANZ financial year, ANZ will deem you to have taken your full 4 weeks’ annual leave.  Accordingly, there will be no positive accrual of this leave and your annual leave balance at 1 October each year will never be more than your balance at 1 October following your first year of service, or zero whichever is greater.

4.2                     Sick Leave

You may take sick leave in accordance with standard arrangements applicable to all ANZ employees.  Any untaken part of this entitlement is cumulative from year to year.  In the event of prolonged illness, ANZ may decide at its discretion to provide you with sick leave in excess of your sick leave entitlements.  You are not entitled to any payment for unused sick leave when your employment with ANZ ends.

4.3                     Parental Leave

You may take parental leave in accordance with standard arrangements applicable to all ANZ employees.

4.4                     Long Service Leave

You are eligible for 13 weeks’ long service leave after completing 15 years of continuous service, and a further 8.66 weeks’ leave for each subsequent 10 completed years of continuous service.  You may access long service leave on a pro-rata basis after 10 completed years of continuous service.

5                               Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with ANZ remain the property of ANZ.

By signing this employment agreement, you:

•             assign to ANZ all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license or otherwise benefit from any inventions, discoveries, processes and improvements, made by you within the scope of your employment with ANZ; and

•             agree to execute any further document that is necessary or desirable to give full effect to your obligations under this clause 5.

6                               Values and Ethical Standards

ANZ has developed guiding values and expects you to actively ensure they are an integral part of the way that you, and those who report to you, carry out duties within ANZ.

ANZ expects you to further ANZ’s objectives and reputation and faithfully and diligently to perform your duties, exercise your powers, and manage with integrity and respect all matters concerning ANZ employees and customers.

ANZ also has certain ethical standards that you are required to maintain.  In particular, you must not in any way, either directly or indirectly, be or become engaged, concerned or interested in any business whether as principal, partner, director, agent, promoter or beneficiary except that of ANZ.  This requirement may be waived at ANZ’s discretion by a written consent signed by the Chief Executive Officer. As we have discussed, ANZ is supportive of you obtaining an outside directorship, subject to Board approval.

7                               Conduct

You must at all times act honestly and in a manner that is consistent with the status of your position with ANZ.  You indemnify ANZ against any loss or damage it suffers as a result of any dishonest act by you, or any wilful misconduct in carrying out your duties.

8                               Policies and Procedures, Performance Management Plans

8.1                     Policies and Procedures

ANZ has policies and procedures that apply to your employment.  These policies and procedures may be amended by ANZ from time to time.  They are not incorporated into or included in your contract of employment with ANZ, including this employment agreement.

8.2                     Performance Management Plans

Performance management plans will be developed in consultation with you and may be reviewed and varied during the performance period.

9                               Confidential Information

You must not disclose or use in any manner (except in the proper course of your employment, by compulsion of law, or on the written direction of an authorised officer of ANZ or its auditors) any information about ANZ, its customers or its affairs which you acquire during your employment with ANZ, unless the information is already legitimately in the public domain.  This obligation extends after your employment with ANZ ends.

You must also return to ANZ on request or immediately your employment with ANZ ends:

•             all books, papers, documents and other property which belong or relate to ANZ, its customers or its affairs, and any copies of such documents; and

•             any vehicle, computer hardware or software, key, security pass or other property that belongs to ANZ.

10                        Restraint

You must not at any time, either during your employment with ANZ or for 12 months after your employment with ANZ ends (or for such lesser time as a court may deem reasonable), either on your own account or for or jointly with any other person solicit, interfere with or attempt to entice away from ANZ any person who, at any time within the period of 12 months before the date your employment with ANZ ends, was a customer or employee of, or in the habit of dealing with, ANZ and whom you had direct or indirect contact with, or dealings with or knowledge of, for the purpose of your employment. Consideration for the restraint is included in your Total Employment Cost (TEC).

11                        Disciplinary Action

If you fail to comply with the provisions of your employment agreement or any other ANZ performance requirements, ANZ may take disciplinary action which may include suspension with or without pay and, in certain circumstances, termination of your employment with ANZ (see clause 12).

12                        Termination of Employment

12.1              Termination Entitlements

Your termination entitlements will depend upon the circumstances of the termination and are set out in this clause 12 and in the Schedule. These will be the only entitlements paid to you upon the termination of your employment with ANZ.

12.2              Resignation

You may terminate your employment for any reason by giving ANZ 6 months’ written notice.  You and ANZ may agree on a lesser period of notice, or ANZ may in its discretion waive the notice period or any part of it.  If ANZ waives the notice period or any part of it, entitlements on termination will include payment in respect of the waived period calculated on the basis of your Total Employment Cost (TEC) as described in the Schedule, up to a maximum of 3 months.

If, however, ANZ elects not to waive the notice period, ANZ may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of ANZ and/or not to attend your principal place of work.

12.3              Termination by ANZ

(a)                       Termination on Notice

ANZ may terminate your employment for any reason by giving you 12 months’ written notice.  ANZ may elect to pay you in lieu of giving you all or part of the notice period based on your Total Employment Cost package (“TEC”) (refer Schedule below).  Alternatively, ANZ may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of ANZ and/or not to attend your principal place of work.

(b)                       Serious Misconduct

ANZ may terminate your employment at any time, without notice, because of your serious misconduct, serious neglect of duty, or serious breach of any of the terms of this employment agreement.  In such circumstances, you will only be entitled to payment of TEC up to the date of termination.

13                        Variations to Conditions of Employment

Variations to your employment agreement may be necessary for the fair, efficient and effective administration of ANZ’s business. Accordingly, this employment agreement may be varied by agreement from time to time. Your consent to such variation must not be unreasonably withheld. If your consent is unreasonably withheld, ANZ may give you one month’s written notice that such variation will take effect.

14                        Relevant law

This employment agreement takes effect under, is governed by and is to be interpreted according to, the law of Victoria.

15                        Other Conditions of Employment

In accordance with ANZ policy, a police record check will be required to be undertaken prior to your commencing work with ANZ.  Your employment with ANZ is conditional upon receipt of a police record check that is satisfactory to ANZ.

If you have not already provided the following original documentation for sighting, then please forward copies with your acceptance and bring the originals with you for verification on your first day of work in your new position:

•                                Birth Certificate or Certificate of Extract of Birth;

•                                proof of legal right to work in Australia (if applicable); and

•                                evidence of educational qualifications.

Production of this documentation is a condition of employment with ANZ.  If you do not have this information, you will be asked to defer commencement with ANZ until this documentation is produced.

As an ANZ employee, your salary will need to be directly credited to an ANZ account.  An ANZ Access account attracts staff concessional benefits.  To open this account, or other accounts, contact your local branch or ANZ Phone Banking on 1800 641 567.  You will need to meet the relevant account terms and conditions and present the necessary documentation to meet the 100-point check required by law.

ANZ provides a challenging and ever-changing job environment and I trust that it will be possible for you to develop and enhance your capabilities within ANZ.  I look forward to your contribution to the opportunities and challenges facing ANZ.

A copy of this employment agreement is enclosed for your records.  Please sign and return the original to me to confirm your acceptance of its terms.

Yours sincerely

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

John McFarlane

Managing Director

SCHEDULE

REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS ON TERMINATION

Name:	Steve Targett
Title:

Managing Director, Institutional Financial Services

Location:	100 Queen Street, Melbourne, Victoria, Australia
Schedule Issued:	10 March 2004	Effective Date:

No later than 1 October 2004

This Schedule forms part of your employment agreement.

Your remuneration will be a combination of salary, superannuation and benefits as agreed between you and ANZ from time to time using ANZ’s Total Employment Cost (TEC) methodology. Essentially, TEC is the fixed component of remuneration.  It comprises notional salary (65% of TEC) and mandatory superannuation contributions, with the balance being a flexible component.

Mandatory superannuation contributions are paid in accordance with ANZ’s obligations under legislation as varied from time to time.  If legislative requirements for the payment of mandatory superannuation contributions change, the flexible component of your TEC will be varied accordingly (so that your TEC package remains the same).

The flexible component of TEC can be directed to benefits that are available at ANZ’s discretion in accordance with ANZ’s policy as amended from time to time.  It can be taken as a cash benefit (also referred to as Cashtec) or non-cash benefits (such as motor vehicles, petrol, parking and, if applicable, concessional lending) or a combination of both cash benefit/Cashtec and non-cash benefits.  Any fringe benefits tax that is payable on non-cash benefits will form part of the flexible component of TEC.

Your notional salary, superannuation and cash benefit/Cashtec (if applicable) will be paid fortnightly and non-cash benefits will be provided as applicable.  ANZ will review your TEC annually.

Bonus payments are at the discretion of the Board.

1                               Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward – TEC (60% of TTR) plus Variable Reward – Executive Remuneration Scheme (40% of TTR).  Your annualised TTR is AUD1,333,333.

1.1                     Fixed Reward - TEC

Your TEC package on commencement of work in your new position is AUD800,000 per annum.

You must take 65% of TEC as notional salary.  The balance, less mandatory superannuation contributions, is a flexible component and can be taken as cash benefit/Cashtec or non-cash benefits or a combination of both.

1.2                     Variable Reward - Executive Remuneration Scheme

Bonus payments under the Executive Remuneration Scheme are subject to business unit and individual performance and are at the discretion of the Board.

Bonuses will be paid one-half in cash and one-half in deferred shares.  The shares will vest 3 years from the date of issue.  The Board may, at its discretion, change the ratio of cash to shares.  You must at all times comply with the provisions of ANZ’s Share Trading Policy.

i

1.3                     Long Term Incentives

You will be eligible to participate in ANZ’s Long Term Incentive Plan. Awards under this Plan are entirely at the discretion of the Board.

2                               Other Benefits

2.1                     In the event that Lloyds TSB requires you to work out some or all of your six month notice period (in excess of a six-week period), and you are not eligible for short term incentive for this period, ANZ will compensate you.  This compensation will relate to the period you were employed by Lloyds but not eligible for STI and will be an amount up to AU$500,000 per annum pro-rated for the period commencing from your date of notice up until your commencement with ANZ.

2.2                     In recognition of your loss of access to equity as a result of your resignation from Lloyds TSB, we will provide the following in compensation:

•                  Four tranches of A$700,000 worth each of deferred shares to be issued at six month intervals in April and October each year.  (The first tranche will be issued within three months of April 2004 subject to you being employed by ANZ at this time.  Should your employment date be later than April 2004, the first tranche will be issued within three months of your joining date.)

•                  Hurdled options worth A$750,000 to be issued within 3 months of your commencement at ANZ.

2.3                     The provision of the benefits detailed in paragraphs 2.1 and 2.2 above are subject to ANZ Board approvals and, subject to these approvals being given, the benefits will be effected with 3 months of your commencement with ANZ.

3                               Relocation to Melbourne

ANZ will pay to relocate you from the United Kingdom (“UK”) to Melbourne, Australia.  This will include:

•             first class airfare in order for you to commence employment with ANZ;

•             reasonable costs in relation to the removal of furniture and personal belongings;

•             reasonable costs associated with the sale of your UK residential property, if applicable;

•             a fully maintained hire car for a period of up to 4 weeks from the date of your arrival in Melbourne, or for such lesser period if you organise a personal vehicle sooner;

•             reasonable costs associated with obtaining taxation advice in regard to your move back to Australia, from ANZ’s Taxation Service provider (currently PricewaterhouseCoopers).

4                               Superannuation

Your notional salary is used to calculate your superannuation contributions (if any) and the level of mandatory superannuation contributions.  It is also used to calculate the insured component of your death and total and permanent disablement benefits.  For full details of the ANZ Australian Staff Superannuation Scheme, refer to the member’s booklet.

5                               Entitlements upon Termination of Employment

(a)                        Upon termination of employment, you will be entitled to payment for accrued and unused long service leave and annual leave in accordance with the standard arrangements applicable to all ANZ employees.  Payments will be on the basis of your notional salary plus cash benefit/Cashtec.

(b)                       In addition to any notice or payment under clause 12 of your employment agreement, you will have the following entitlements on the termination of your employment:

(i)               On resignation (see clause 12.2),
you will not be entitled to:

•                        any unvested deferred shares issued to you under the ANZ incentive arrangements or any other arrangement;

•                        exercise any options.

(ii)            On termination for serious misconduct (see clause 12.3(b)), you will not be entitled to:

•                        any unvested deferred shares issued to you;

•                        exercise any options.

(iii)         On termination on notice (see clause 12.3(a)),

you will be entitled to:

•                        any deferred shares that have already vested, and any that vest during the notice period,

•                        all the sign-on deferred shares provided in clause 2.2 above that have already been issued, and those issued during the notice period, will vest in full;

•                        exercise any options that have already vested, and any that vest during the notice period, in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

•                        a pro-rata exercise of unvested sign-on options provided in clause 2.2 above in proportion to your period of employment. This period will include the 12 month notice period.

(iv)        On total and permanent disablement or death,
you or, in the event of death, your estate, will be entitled to:

•                        a Performance Bonus pro-rated to the date of termination;

•                        any deferred shares issued to you;

•                        all sign-on deferred shares in accordance with Clause 2.2 of this Schedule,

•                        exercise any options in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

6                               Definitions

For the purposes of this employment agreement:

•                                total and permanent disablement means:

(a)                       in circumstances where you are a member of the ANZ Australian Staff Superannuation Scheme (the “Scheme”) or an ANZ-sponsored staff superannuation fund, total and permanent disablement as determined by the trustee of the Scheme or fund;

(b)                      in circumstances where you are not a member of the ANZ Australian Staff Superannuation Scheme or an ANZ-sponsored staff superannuation fund, such state of physical or mental incapacity as renders you unlikely ever to be able to work again in a job for which you are reasonably qualified by education, training or experience.  Every question of total and permanent disablement will be decided by ANZ after receipt of reports by two qualified medical practitioners approved by ANZ.

•                                salary means notional salary, which is 65% of TEC.

ACCEPTANCE

I, Steve Targett, have read and understood and agree to the terms of employment set out in this employment agreement (including the Schedule).

Name:

Signature:	Date:

/S/ S.C. Targett
no date